Exhibit (a)(25)

Sunterra Corporation, 3865 West Cheyenne Avenue, North Las Vegas, NV 89032

March 16, 2007

To the Stockholders of Sunterra Corporation:

We are pleased to inform you that Sunterra Corporation (“Sunterra”) has entered into a merger agreement with Diamond Resorts, LLC (“Diamond”) and its wholly owned subsidiary, DRS Acquisition Corp. (“DRS” and, together with Diamond, “Purchaser”). Pursuant to the merger agreement, Purchaser has commenced a tender offer today to purchase all of the issued and outstanding shares of Sunterra common stock for an amount equal to $16.00 per share, net to each seller in cash without interest thereon, less any required holding taxes. The tender offer is subject to certain conditions, including the tender of a minimum number of shares of Sunterra common stock, which when taken together with the shares of Sunterra common stock currently owned by Purchaser and its affiliates and the additional number of shares of newly issued Sunterra common stock to be purchased by Purchaser in accordance with the top-up provisions in the merger agreement, represent a sufficient number of shares of Sunterra common stock to effect a short-form merger under the Maryland General Corporation Law. Following completion of the tender offer, DRS will merge with and into Sunterra, and each outstanding share of Sunterra common stock not tendered in the tender offer will be cancelled and converted into the right to receive $16.00 in cash per share.

The tender offer will expire at 5 p.m. (EDT) on Wednesday, April 25, 2007, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission.

The Sunterra board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the tender offer and the merger with DRS, are advisable, fair to and in the best interests of the stockholders of Sunterra, and recommends that the holders of Sunterra common stock ACCEPT the tender offer and tender their shares of Sunterra common stock in the tender offer.

In arriving at its recommendation, the Sunterra board of directors carefully considered a number of factors. Those factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9.

In addition, enclosed are Purchaser’s offer to purchase, dated March 16, 2007, letter of transmittal and related documents. Those documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of Sunterra common stock in the tender offer. We urge you to read these documents in their entirety and to consider this information carefully.

Stockholders of Sunterra Corporation March 16, 2007 Page 2

Since we began our review of strategic alternatives, the Sunterra board of directors has been working to secure maximum value for our stockholders. We believe that this tender offer is the best result for our stockholders and our company, and we thank you for the support that you have given to Sunterra over the years.

Very truly yours,

James A. Weissenborn

Interim Chief Executive Officer and President

John D. Ziegelman

Chairman of the Board